

09059582

UNITED STATES
AND EXCHANGE COMMISSION
ashington, D.C. 20549

AL AUDITED REPORT

FORM X-17A-5
PART III

SEC
Processing
Section

MAR 03 2009

Washington, DC
102

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SEC FILE NUMBER

8- 40605

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAFFERTY CAPITAL MARKETS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

59 HILTON AVENUE
(No. and Street)

GARDEN CITY , NY 11530
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN P. SPRAGUE (646) 572 - 3444
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BECHER, DELLA TORRE, GITTO & COMPANY
(Name – if individual, state last, first, middle name)

76 NORTH WALNUT STREET , RIDGEWOOD, NJ 07450
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

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OATH OR AFFIRMATION

I, __STEPHEN P. SPRAGUE__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __RAFFERTY CAPITAL MARKETS, LLC__, as of __DECEMBER 31__, 20 __08__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

IRENE M. TANSEY
Notary Public, State of New York
No. 01TA5078879
Qualified in Nassau County
Commission Expires June 2, 2011

_____
Notary Public

_____
Signature

CFO
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rafferty Capital Markets, LLC

Financial Statements

December 31, 2008



BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

Rafferty Capital Markets, LLC
Index to the Financial Statements
December 31, 2008



BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

February 25, 2009

Independent Auditor's Report

To the Member of
Rafferty Capital Markets, LLC:

We have audited the accompanying statement of financial condition of Rafferty Capital Markets, LLC (the "Company") as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rafferty Capital Markets, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Becher, Della Torre, Gitto & Company

Ridgewood, New Jersey

Rafferty Capital Markets, LLC
Statement of Financial Condition
As of December 31, 2008

Assets

Cash	$ 6,782,538
Receivable from broker-dealers	175,377,398
Loans receivable from affiliates	5,094,229
Deposits with clearing organizations	3,479,698
Securities owned, at market	1,223,369
Prepaid expenses and accounts receivable, net of allowance of $568,374	2,012,927
Total assets	$ 193,970,159

Liabilities and Member's Equity

Liabilities	
Accrued expenses	$ 7,224,289
Payable to broker-dealers	175,225,496
Payable to clearing organizations	83,802
Total liabilities	182,533,587
Member's equity	11,436,572
Total liabilities and member's equity	$ 193,970,159

The accompanying notes are an integral part of the financial statements.

Rafferty Capital Markets, LLC
Statement of Income
For the year ended December 31, 2008

Revenues

Commission income	$ 43,001,755
Trading loss, net	(617,739)
Fee income	8,273,539
Interest and dividends	167,214
Total revenues	50,824,769

Expenses

Employee compensation and benefits	35,548,799
Data processing costs	731,551
Clearing and execution expenses	1,890,147
Communications	2,994,467
Occupancy	1,023,358
Regulatory fees	252,399
Other operating expenses	4,075,337
Total expenses	46,516,058
Net income	$ 4,308,711

The accompanying notes are an integral part of the financial statements.

Rafferty Capital Markets, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2008

Beginning member's equity	$ 7,127,861
Net income	4,308,711
Ending member's equity	$ 11,436,572

The accompanying notes are an integral part of the financial statements.

Rafferty Capital Markets, LLC
Statement of Cash Flows
For the year ended December 31, 2008

Cash flows from operating activities

Net income	$ 4,308,711
Adjustments to reconcile net income to net cash provided by operating activities	
Receivable from broker-dealers	(128,143,850)
Loans receivable from affiliates	(2,339,793)
Deposits with clearing organizations	(2,249,870)
Investment in marketable securities	738,488
Prepaid expenses and accounts receivable, net	(735,882)
Accrued expenses	3,956,243
Payable to broker-dealers	128,260,353
Payable to clearing organizations	21,894
Total adjustments	(492,417)
Net cash provided by operating activities	3,816,294
Cash, beginning of year	2,966,244
Cash, end of year	$ 6,782,538

The accompanying notes are an integral part of the financial statements.

Rafferty Capital Markets, LLC
Notes to Financial Statements
December 31, 2008

Note 1 – Organization and Nature of Business

Rafferty Capital Markets, LLC (the "Company") was formed as a New York Limited Liability Company on October 16, 2000. The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended. The Company also provides mutual fund distribution and underwriting services in fifty states, and is a member of the FundServ System of the National Securities Clearing Corp.

Note 2 – Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the period. Actual events and results could differ from those estimates.

Securities Transactions

Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with maturity of three months or less to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments. The Company maintains its cash in accounts that at times may exceed federally insured limits. The Company had approximately $5,775,000 of uninsured cash balances at December 31, 2008.

Note 2 – Summary of Significant Accounting Policies (continued)

Allowance for Doubtful Accounts

The Company provides for estimated losses on accounts receivable, using the allowance method, based on prior bad debt experience and a review of existing receivables. Allowance for doubtful accounts was $568,374 at December 31, 2008.

Note 3 – Securities Owned, at Market

Marketable securities owned are considered trading securities by management. At December 31, 2008 marketable securities consisted of equity securities ($845,831) and fixed income securities ($377,538).

Note 4 – Fair Value

Fair Value Measurement

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Note 4 – Fair Value (continued)

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

Fair Value Measurement on a Recurring Basis

As of December 31, 2008

	Level 1	Level 2	Level 3	Netting and Collateral	Total
ASSETS					
Financial instruments owned:					
Corporate Bonds	$ 353,248	$ -	$ -	$ -	$ 353,248
Collateralized Mortgage Obligations	24,290	-	-	-	24,290
Equities	812,509	-	33,322	-	845,831
TOTALS	$ 1,190,047	$ -	$ 33,322	$ -	$ 1,223,369

Note 5 – Transactions with Related Entities

Transactions with its member and other affiliates that share common ownership consisted of the following:

Loans receivable from affiliates, January 1, 2008	$ 2,754,436
Costs paid by Company for the benefit of affiliates	738,052
Costs paid by affiliates for the benefit of the Company	(967,836)
Cash paid by the Company to affiliates	14,866,842
Cash paid by affiliates to the Company	(12,297,265)
Loans receivable from affiliates, December 31, 2008	$ 5,094,229

Loans payable and loans receivable from affiliates do not bear interest and are payable on demand.

Rafferty Capital Markets, LLC
Notes to Financial Statements (continued)
December 31, 2008

Note 6 – Receivable from and Payable to Broker-Dealers

Amounts receivable from and payable to broker-dealers at December 31, 2008 were $175,377,398 and $175,225,496, respectively. Amounts receivable from and payable to broker-dealers consist of $174,594,653 and $174,445,809, respectively, of unsettled trades and $782,745 and $779,687, respectively, of securities failed-to-deliver and securities failed-to-receive.

Note 7 – Income Taxes

As a limited liability company, the Company does not pay income taxes at the entity level. Accordingly, no provision for income taxes has been made in the accompanying financial statements. The Company's member includes the Company's taxable income in its income tax return.

Note 8 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $4,141,013, which was $3,659,394 in excess of its required net capital (the greater of 6 2/3% of aggregate indebtedness or $150,000). The Company's aggregate indebtedness to net capital ratio as of December 31, 2008 was 1.74 to 1.

Note 9 – Employee Benefit Plan

The Company has a qualified retirement savings plan covering eligible full-time employees.

Note 10 – Financial Transactions with Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. In the event the customer or other party to a securities transaction is unable to fulfill its contracted obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Securities owned by customers are held as collateral against related receivables from customers.

Note 11 – Secured Line of Credit

The Company has a $10,000,000 secured overnight bank line of credit expiring June 30, 2009, which has an interest rate of the Prime Rate plus 1%. The credit line is for the purpose of purchasing customer's securities when a fail has occurred, and is secured by the securities purchased. As of December 31, 2008, there were no borrowings against the line of credit.

Note 12 – Commitments and Contingencies

Operating Leases

The Company rents office space under non-cancelable operating lease agreements expiring through 2015. Certain leases are subject to rental increases. The Company is also required to pay its pro-rata share of utilities, real estate taxes and other costs under certain leases.

Minimum annual future rental payments under the operating leases, excluding utilities and other operating costs, follows:

Year ending December 31,	
2009	$ 937,713
2010	992,938
2011	1,002,968
2012	923,115
2013	728,067
Thereafter	926,138
Total	$ 5,510,939

Rent expense including utilities and other occupancy costs for the year ended December 31, 2008 was approximately $1,023,000.

SUPPLEMENTARY INFORMATION

Schedule I

Rafferty Capital Markets, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2008

Total member's equity	$ 11,436,572
Non-allowable assets	(7,107,157)
Aged fails-to-deliver	(6,776)
Net capital before haircuts on securities positions	4,322,639
Haircuts on securities (computed, where applicable, pursuant to rule 15c-3-1[f])	(181,626)
Net capital	$ 4,141,013
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 7,224,289
Computation of basic net capital requirement:	
6 2/3% of aggregate indebtedness	$ 481,619
Minimum net capital required:	$ 150,000
Excess net capital	$ 3,659,394
Excess net capital at 1000%	$ 3,418,584
Ratio: Aggregate indebtedness to net capital	1.74 to 1

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2008)

Net capital, as reported by Company (unaudited)	$ 4,141,013
Adjustments:	-
Net capital (per above)	$ 4,141,013



BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

To the Member of
Rafferty Capital Markets, LLC:

In planning and performing our audit of the financial statements of Rafferty Capital Markets, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Member of
Rafferty Capital Markets, LLC
Page 2

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Becher, Della Torre, Gitto & Company, CPAs
Ridgewood, NJ
February 25, 2009

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